UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒                    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐                       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-28344

A.                         Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Community Bank 401(k) Plan

B.                           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Community Corporation

5455 Sunset Blvd

Lexington, SC 29072

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the First Community Bank 401(k) Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm — Elliott Davis, LLC

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010

Notes to Financial Statements - December 31, 2010 and 2009

Supplemental Schedule:

Schedule of Assets Held - December 31, 2010

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Elliott Davis, LLC

FIRST COMMUNITY BANK

401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

First Community Bank

401(k) Plan

Lexington, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Community Bank 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Community Bank 401(k) Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC

Elliott Davis, LLC

Columbia, South Carolina

June 22, 2011

FIRST COMMUNITY BANK

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Assets:
Cash	$36,341	$—
Investments at fair value:
Money market account	—	14,967
Mutual funds	3,732,008	2,882,896
First Community Corporation Unitized Stock Fund	487,532	600,145
Collective trust	48,077	—

Total investments	4,267,617	3,498,008

Receivables:
Notes Receivable from participants	129,172	133,538
Employer contributions	—	9,166
Employee contributions	—	20,392

Total receivables	129,172	163,096

Total assets	4,433,130	3,661,104

Liabilities:
Fees payable	6,610	5,961

Net assets available for benefits, at fair value	4,426,520	3,655,143

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,591)	—

Net assets available for benefits	$4,424,929	$3,655,143

FIRST COMMUNITY BANK

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2010

Additions to net assets attributed to:
Contributions:
Employer contributions	$252,928
Employee contributions	434,952
Other	79,042

Total contributions	766,922

Investment income:
Net earnings and appreciation in fair value of investments	327,536
Interest and dividends	88,004

Total investment income	415,540

Interest income on notes receivable from participants	5,646

Total additions	1,188,108

Deductions from net assets attributed to:
Administrative expenses	26,278
Distributions paid to participants	390,453

Total deductions	416,731

Net increase	771,377

Net assets available for benefits:
Beginning of year	3,655,143

End of year	$4,426,520

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

First Community Bank, N.A. (the “Bank”) established the First Community Bank 401(k) Plan (the “Plan”) effective as of January 1, 1996.  First Community Bank, N.A. is a subsidiary of First Community Corporation (the “Company”).  The Plan is currently sponsored and maintained by First Community Bank, N.A.  The Plan operates as a non-leveraged 401(k) Plan that allows for salary-deferral contributions by the Company’s employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the United States Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of the Bank.  An employee is eligible to participate in the Plan if such employee has attained age 18 and completed 90 days of service.  Great American Financial Resources, Inc. (Great American) served as custodian of the Plan’s mutual fund assets until March, 2009 when they were replaced by MG Trust Company, LLC (MG Trust).  Certain members of management serve as trustees of the Plan.

Participant’s Salary Reduction Election - Each year, participants may elect to defer a portion of their compensation, as defined in the Plan, not to exceed $16,500 for 2010 and 2009.  For participants 50 or older, the Internal Revenue Service (IRS) maximum contribution is $22,000 for 2010 and 2009. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.

Employer Contributions - The Bank makes a matching contribution equal to 100% of deferral contributions which do not exceed 3% of compensation, plus 50% of deferral contributions which exceed 3% but do not exceed 5% of compensation.  In addition, the Bank may make a discretionary contribution on behalf of each eligible participant equal to a uniform percentage of each participant’s compensation. The exact percentage, if any, will be determined by the Bank.

Participant Accounts - Each participant’s account is credited with the participant’s salary reduction election, allocations of the Bank’s matching contribution and discretionary contribution (if any), Plan earnings, and forfeitures of terminated participants’ nonvested accounts, if applicable.  An active employee must be employed on the last day of the Plan year and have completed 500 hours of service during the Plan year to qualify for the employers’ discretionary contribution.  An employee whose service was terminated during the year must be credited with more than 500 hours of service during the Plan year to qualify for the employers’ discretionary contribution.  An employee whose death, disability or retirement occurred during the Plan year will be qualify for the employers’ discretionary contribution regardless of the number of hours of service during the Plan year.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Bank’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on a graduated schedule.  A participant is 100% vested after six years of credited service.  Also, a participant will become 100% vested in his or her account balance on the date that he or she reaches the normal retirement age of 65 or becomes disabled or dies while still employed by the Bank even if he or she has not achieved six years of credited service.

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN - continued

Notes Receivable from Participants - Participants may borrow from their fund accounts under the following circumstances:  (1) notes shall be made available to all participants and their beneficiaries on a reasonably equivalent basis; (2) notes shall bear a reasonable rate of interest; (3) notes shall be adequately secured; (4) up to one-half of the vested account balance may be used as security under the note; and (5) the amount of the note is limited by rules under the Internal Revenue Code.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the vested interest of the participant in the plan. The $50,000 maximum amount will be reduced by the participant’s highest outstanding note balance in the previous twelve months, even if amounts have been prepaid.  The notes are secured by the balance in the participant’s account.  The interest rate will be the prime interest rate as set by the Wall Street Journal plus one percent (+1%), or such other rate as determined by the Plan Administrator on the basis of relevant factors including but not limited to the rates charged by local banks for notes of similar duration and security level.  The rate of interest will be constant throughout the term of the note. Interest rates on participant notes ranged from 4.25% to 9.25% at December 31, 2010.  All notes are required to be repaid within 5 years of the note. If the Participant notifies the Plan Administrator in writing that the entire proceeds of the note will be used to acquire a dwelling unit that will, within a reasonable time, be used as the principal residence of the Participant the note will be required to be repaid within 30 years of the original date of the note. Notes are to be repaid on the basis of substantially level amortization over the term of the note with payments made through salary reduction each pay period if available. All or any part of the outstanding balance of a note can be repaid at any time.

Investment Options - The Plan currently offers 18 mutual funds between which participants may choose the allocation of their contributions.  On November 18, 2010 First Community Corporation common stock was reinstated as an investment option for participants.  In August 2008, the Plan trustees elected to eliminate First Community Corporation common stock from the Plan’s available investment options.  Participant balances in First Community Corporation common stock at the time of election were not affected; however, participants were no longer allowed to allocate their deferrals to First Community Corporation common stock between August 2008 and November 18, 2010.

Payment of Benefits - On termination of service due to death, disability, retirement, or other reasons, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, less any notes outstanding.

Forfeited Accounts - Forfeited non-vested accounts totaled $2,114 and $1,656 for the years ended December 31, 2010 and 2009, respectively.  Forfeitures will be used to reduce the Bank’s future contributions to the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Basis of Presentation - The Plan’s financial statements are prepared using the accrual method of accounting with the exception of benefits paid to participants, which are recorded when paid, in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition - The Plan’s investment assets are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

Shares of the Company are valued at fair value, which was the closing quoted price of the Company’s stock as noted by NASDAQ as of the close of business December 31, 2010.

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES — continued

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Basis of accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.  Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

Concentration of Credit Risk - Investments in First Community Corporation common stock comprised 11 percent and 16 percent of Plan assets at December 31, 2010 and 2009, respectively.  At December 31, 2010 and 2009, the common stock was valued at $487,532 and $600,145, respectively.  At December 31, 2010 and 2009, the actual number of shares of the Company’s common stock held by the Plan was 80,457 and 90,594, respectively.

Notes Receivable from Participants - Notes to participants are valued at their unpaid balance plus accrued interest.

Payment of Benefits - Benefits are recorded when paid.

Recent Accounting Pronouncements - In September 2010, the Financial Accounting Standards Board (the “FASB”) issued an amendment, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Notes to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how notes to participants should be classified and measured by defined contribution pension plans.  This amendment requires that participant notes be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment was effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented.

This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  This adoption resulted in a reclassification of participant notes totaling $129,172 and $133,538 from investments to notes receivable from participants as of December 31, 2010 and 2009, respectively. There was no impact to the net assets available for benefits as of December 31, 2010 and 2009, as a result of the adoption.  There was also no impact to net assets available for benefits as of December 31, 2010, nor the beginning net assets available for benefits on the 2010 statement of changes.

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES — continued

In January 2010, the FASB issued an amendment (“Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements” (ASU 2010-06)) which requires new disclosures about transfers of financial assets and liabilities between levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective and adopted for periods beginning on or after December 15, 2009. See Note 8 for impact of adoption. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. Accounting Standards Update (“ASU”) 2009-12, Calculate Net Asset Value per Share (or Its Equivalent) amended the FASB Accounting Standards Codification (“ASC”) 820 to allow entities to use net asset value (“NAV”) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting.  Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

NOTE 3 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 22, 2011, the date the financial statements were available to be issued.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - ADMINISTRATIVE COSTS

The Bank pays the administrative costs of the Plan with the exception of certain investment and custodial fees, which are paid by the Plan.

NOTE 6 - STABLE VALUE FUND

Federated Capital Preservation Fund is comprised of fully benefit-responsive contracts and is therefore valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The weighted average crediting rate of the Stable Value Fund was 3.28% for the year ended December 31, 2010.  The average yield earned by the Plan based on the actual interest rates credited to participants was 3.03% for the year ended December 31, 2010.

The following is a reconciliation of fair value per the financial statements to contract value:

	December 31,	December 31,
	2010	2009
Net assets per the financial statements at contract value	$46,486	$—
Fair value adjustment	1,591	—
Net assets per the financial statements at fair value	$48,077	$—

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 are as follows:

	2010	2009
Vanguard Target Retirement 2015	$820,072	$664,800
Vanguard Target Retirement 2025	1,220,619	952,973
Vanguard Target Retirement 2035	760,153	599,375
Vanguard Target Retirement 2045	359,839	221,381
First Community Corporation Unitized Stock Fund	487,532	600,145

During 2010 the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Realized and unrealized gains and losses including dividends and interest, net Mutual funds and common stock	$415,540

NOTE 8 - FAIR VALUE MEASURMENTS

ASC 820, Fair Value Measurements (ASC 820), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets or identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1                                  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                  Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2010 and 2009.

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - FAIR VALUE MEASURMENTS — continued

Money market account:  The carrying value is deemed to be a reasonable estimate of fair value.

First Community Corporation Unitized Stock Fund:  Valued at closing price of the underlying securities reported on the active market on which the individual securities are traded based on the number of shares held by the Plan, plus any cash held within the fund. By blending the underlying securities and the cash component, participants are able to initiate transactions in the First Community Corporation Unitized Stock Fund on a daily basis with the advantage of same-day trading and liquidity.

Mutual funds:  Valued at quoted market prices which represent the net asset value (NAV) of shares held by the Plan at year end.

Stable value fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Mid-Cap Growth	$57,488	$—	$—	$57,488
Small Blend	99,756	—	—	99,756
Mid-Cap Blend	29,124	—	—	29,124
Moderate Allocation	46,870	—	—	46,870
Intermediate-Term Bond	44,476	—	—	44,476
Foreign Large Blend	79,415	—	—	79,415
Large Growth	155,724	—	—	155,724
Large Value	27,011	—	—	27,011
Large Blend	11,241	—	—	11,241
Target Retirement	3,180,903	—	—	3,180,903
Stable Value fund	—	48,077	—	48,077
First Community Corporation Unitized Stock Fund	—	487,532	—	487,532
Total assets at fair value	$3,732,008	$535,609	$—	$4,267,617

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Money market account	$14,967	$—	$—	$14,967
Mutual Funds:
Mid-Cap Growth	27,001	—	—	27,001
Small Blend	80,343	—	—	80,343
Mid-Cap Blend	44,749	—	—	44,749
Moderate Allocation	20,666	—	—	20,666
Intermediate-Term Bond	17,134	—	—	17,134
Foreign Large Blend	84,671	—	—	84,671
Large Growth	116,345	—	—	116,345
Large Value	13,128	—	—	13,128
Large Blend	9,337	—	—	9,337
Target Retirement	2,469,522	—	—	2,469,522
First Community Corporation Unitized Stock Fund	—	600,145	—	600,145
Total assets at fair value	$2,897,863	$600,145	$—	$3,498,008

FIRST COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 31, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the determination letter.  The Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.  Management believes the Plan continues to maintain its qualified status.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the internal revenue service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2004.

NOTE 10 - RELATED PARTY TRANSACTIONS

Certain Plan assets are invested with the Company as described in Note 2.  This investment is considered a party-in-interest transaction.

NOTE 11 - RISKS AND UNCERTAINTIES

The Plan may invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage notes.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

FIRST COMMUNITY BANK

401(K) PLAN

SCHEDULE OF ASSETS HELD

DECEMBER 31, 2010

	(b)	(c)
	Identity of issuer,	Description of investment including		(e)
	borrower, lessor,	maturity date, rate of interest,	(d)	Current
(a)	or similar party	collateral, par or maturity value	Cost	value
	AM FDS Growth FD of America	Mutual Fund	**	155,724
	Eaton Vance Large Cap Value - A	Mutual Fund	**	27,011
	Federated Preservation Fund	Mutual Fund	**	48,077	***
	Harbor Mid Cap Growth Fund INSTI CL	Mutual Fund	**	57,488
	Pimco Total Return - A	Mutual Fund	**	34,438
	T Rowe Price Small-Cap Value Fund	Mutual Fund	**	57,352
	Thornburg Intl Value FD - INV	Mutual Fund	**	79,415
	Vanguard 500 Index Fund - INV	Mutual Fund	**	11,241
	Vanguard Mid Cap Index FD - INV	Mutual Fund	**	29,124
	Vanguard Small Cap Index - INV	Mutual Fund	**	42,404
	Vanguard Target Retirement 2005	Mutual Fund	**	18,489
	Vanguard Target Retirement 2015	Mutual Fund	**	820,072
	Vanguard Target Retirement 2025	Mutual Fund	**	1,220,619
	Vanguard Target Retirement 2035	Mutual Fund	**	760,153
	Vanguard Target Retirement 2045	Mutual Fund	**	359,839
	Vanguard Target Retirement 2055	Mutual Fund	**	1,731
	Vanguard Total BD Mkt Index - INV	Mutual Fund	**	10,038
	Vanguard Wellington FD - INV	Mutual Fund	**	46,870
*	First Community Corporation Unitized Stock Fund	Unitized Stock Fund	**	487,532
*	Notes Receivable from participants	Notes (4.25% - 9.25%)	**	129,172
				$4,396,789

*	Indicates a party-in-interest
**	Participant directed
***	Represents fair value of the Federated Preservation Fund; Contract value at December 31, 2010 is $46,486

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANK 401(k)
EMPLOYEES STOCK OWNERSHIP PLAN

By FIRST COMMUNITY BANK, N.A., Trustee

Date: June 22, 2011	By:	/s/ Joseph G. Sawyer

	Printed Name:	Joseph G. Sawyer

	Title:	Chief Financial Officer

ANNUAL REPORT ON FORM 11-K

FOR FISCAL YEAR ENDED DECEMBER 31, 2010

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Elliott Davis, LLC